UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009.
Commission File Number: 001-31221
Total number of pages: 5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Report of the 18th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: June 19, 2009	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

June 19, 2009
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Ryuji Yamada
President and CEO
REPORT OF THE 18TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
We wish to inform you of the outcome of our 18th Ordinary General Meeting of Shareholders held on the date hereof.
Matters reported:
1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 18th Fiscal Year (from April 1, 2008 to March 31, 2009).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
The substance of the foregoing financial statements was reported at this meeting.
Matters resolved:

Item 1:
Appropriation of Retained Earnings
The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 2,400 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 4,800 yen per share.

Item 2:
Partial Amendment to the Articles of Incorporation
The proposed partial amendment to the Articles of Incorporation was approved at this meeting, and it was decided to make necessary amendments to the clauses and language in the Articles of Incorporation which became unnecessary due to the transition to electric share certificate system following the enforcement of The Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trades of Stock and Other Securities (Law No. 88 of 2004), and to add necessary statements as Supplementary Provisions to provide for the transitional measures concerning the register of lost share certificates of the Company.

Item 3:	Election of one (1) Corporate Auditor As proposed, Mr. Yoshitaka Makitani was newly elected and appointed as Corporate Auditor.
At the meeting of the Board of Corporate Auditors held after the close of the 18th Ordinary General Meeting of Shareholders, Mr. Yoshitaka Makitani was elected and appointed as full-time Corporate Auditor.

Re: Payment of Dividends for the 18th Fiscal Year
1.
Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Dividend Statement for the 18th Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.
Shareholders who have requested other methods of payment: “Dividend Statement for the 18th Fiscal Year” and “Dividend Receipt for the 18th Fiscal Year” are enclosed herewith. Please bring the “Dividend Receipt” to a Japan Post Bank or a post office in a timely manner to receive your dividends.

The “Dividend Statement” enclosed herewith can be utilized to confirm the amount of dividends you have received or as a material for filing an income tax return.